

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 JUL 29 AM 10: 14



02042916

11 July 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

SUPPL

Dear Sir,

For your information I enclose copies of announcements sent to the London Stock
Exchange yesterday.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc.

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

COMPLIANCE/SEC/COR/notification of press release

7/30

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

Directors' Interests in Shares of GKN plc

On 9 July 2002, GKN Quest Trustee (No.2) Ltd, the trustee of the discretionary trust established by deed on 8 November 2001 to facilitate the operation of the GKN SAYE Share Option Schemes (the 'Schemes'), subscribed for 589,485 50p ordinary shares of GKN plc at 300p per share, representing 0.08% of the current issued share capital. The shares were immediately transferred by GKN Quest Trustee (No.2) Ltd to employees who had validly exercised options granted under the Scheme in respect of such shares.

The Executive Directors of GKN plc are potential beneficiaries under the discretionary trust (together with all other UK employees of the GKN Group) and are therefore interested in the shares whilst they are held by GKN Quest Trustee (No.2) Ltd.

G. Denham
Company Secretary

9 July 2002